                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13G

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934





                                  Mesabi Trust
--------------------------------------------------------------------------------
                                (Name of Issuer)

                          Units of Beneficial Interest
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    590672101
                  --------------------------------------------
                                 (CUSIP Number)

                            Appaloosa Management L.P.
                                 26 Main Street
                            Chatham, New Jersey 07928
                           Attn: Kenneth Maiman, Esq.
                            Telephone (973) 701-7000
--------------------------------------------------------------------------------
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)
                                 July 16, 1997*
                  --------------------------------------------
                  (Date of Event which Requires Filing of this
                                   Statement)

                 Check the appropriate box to designate the rule
                    pursuant to which this Schedule is filed:
                               / / Rule 13d-1(b)
                               /X/ Rule 13d-1(c)
                               / / Rule 13d-1(d)

* This statement amends and replaces the filers' prior statement filed on
Schedule 13D.
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                                  SCHEDULE 13G


CUSIP NO.    590672101                                         PAGE 2 OF 6 PAGES


--------------------------------------------------------------------------------
1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
     ---------------------------------------------------------------------------
     Appaloosa Management L.P.
     ---------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                  (a)  / /

                                                                        (b)  / /
--------------------------------------------------------------------------------
3    SEC USE ONLY


--------------------------------------------------------------------------------
4    CITIZENSHIP OR PLACE OF ORGANIZATION

     Delaware
--------------------------------------------------------------------------------
                     5     SOLE VOTING POWER

                           713,600
    NUMBER OF        -----------------------------------------------------------
     SHARES          6     SHARED VOTING POWER
  BENEFICIALLY
    OWNED BY               0
      EACH           -----------------------------------------------------------
    REPORTING        7     SOLE DISPOSITIVE POWER
     PERSON
      WITH                 713,600
                     -----------------------------------------------------------
                     8     SHARED DISPOSITIVE POWER

                           0
--------------------------------------------------------------------------------
9    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     713,600
--------------------------------------------------------------------------------
10   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*   / /


--------------------------------------------------------------------------------
11   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

     5.44%
--------------------------------------------------------------------------------
12   TYPE OF REPORTING PERSON

     PN**
--------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
**See Item 4.

SCHEDULE 13G

CUSIP NO.    590672101                                         PAGE 3 OF 6 PAGES


--------------------------------------------------------------------------------
13   NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
     ---------------------------------------------------------------------------
     David A. Tepper
     ---------------------------------------------------------------------------
14   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                  (a)  / /

                                                                        (b)  / /
--------------------------------------------------------------------------------
15   SEC USE ONLY


--------------------------------------------------------------------------------
16   CITIZENSHIP OR PLACE OF ORGANIZATION

     United States of America
--------------------------------------------------------------------------------
                     17    SOLE VOTING POWER

                           713,600
    NUMBER OF        -----------------------------------------------------------
     SHARES          18    SHARED VOTING POWER
  BENEFICIALLY
    OWNED BY               0
      EACH           -----------------------------------------------------------
    REPORTING        19    SOLE DISPOSITIVE POWER
     PERSON
      WITH                 713,600
                     -----------------------------------------------------------
                     20    SHARED DISPOSITIVE POWER

                           0
--------------------------------------------------------------------------------
21   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     713,600
--------------------------------------------------------------------------------
22   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*   / /


--------------------------------------------------------------------------------
23   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

     5.44%
--------------------------------------------------------------------------------
24   TYPE OF REPORTING PERSON

     IN**
--------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
**See Item 4.

This statement amends and replaces the filers' prior statement filed on Schedule 13D.

Item 1(a).   Name of Issuer:
             Mesabi Trust

Item 1(b).   Address of Issuer's Principal Executive Offices:
             c/o Bankers Trust Company, Corporate Trust & Agency Group, P.O. Box 318 Church Street Station, New York, New York 10008-0318

Item 2(a).   Name of Person Filing:
             Appaloosa Management L.P. and David A. Tepper

Item 2(b).   Address of Principal Business Office or, if None, Residence:
             Appaloosa Management L.P., 26 Main Street Chatham, New Jersey 07928 David A. Tepper, c/o Appaloosa Management L.P., 26 Main Street Chatham, New Jersey 07928

Item 2(c).   Citizenship:
             Appaloosa Management L.P. - Delaware
             David A. Tepper - United States of America

Item 2(d).   Title of Class of Securities:
             Units of Beneficial Interest

Item 2(e).   CUSIP Number:
             590672101

Item 3. IF THIS STATEMENT IS FILED PURSUANT TO RULE 13d-1(b) OR 13d-2(b) or (c), CHECK WHETHER THE PERSON FILING IS A:
             Not Applicable, this statement is filed pursuant to 13d-1(c).

Item 4.      OWNERSHIP:

             (a)   713,600*

             (b)   5.44%

             (c)   (i) sole voting power: 713,600

                   (ii) shared voting power: 0

                   (iii) sole dispositive power: 713,600

                   (iv) shared dispositive power: 0

    *Appaloosa Management L.P. ("AMLP") is the general partner of Appaloosa Investment Limited Partnership I and the investment advisor to Palomino Fund Ltd, which are the holders of record of the reported securities (385,488 and 328,112 units, respectively). David A. Tepper ("DAT") is the sole stockholder and president of Appaloosa Partners Inc. ("API"). API is the general partner of AMLP and DAT owns a majority of the limited partnership interests of AMLP.

Item 5.      OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS:
             Not Applicable.

Item 6.    OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON:
           Persons other than David A. Tepper and Appaloosa Management L.P. have the right to receive dividends from, or the proceeds from the sale of, the reported securities. None of these persons has the right to direct such dividends or proceeds.

Item 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY:
           Not Applicable.

Item 8.    IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP:
           Not Applicable.

Item 9.    NOTICE OF DISSOLUTION OF GROUP:
           Not Applicable.

Item 10.   CERTIFICATION:

           By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purposes or effect.

                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                                   March 20 ,1998
                                                 ------------------


                                                 APPALOOSA MANAGEMENT L.P.
                                                 By: Appaloosa Partners Inc.
                                                 Its: General Partner


                                                 By:   /s/ David A. Tepper
                                                       ------------------------
                                                       David A. Tepper
                                                       President

                                                 DAVID A. TEPPER


                                                 /s/ David A. Tepper
                                                 -------------------


                       SEE AGREEMENT ATTACHED AS EXHIBIT A